Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

DATE OF BOARD MEETING

The board (the “Board”) of directors of China Southern Airlines Company Limited (the “Company”) hereby announces that a Board meeting will be held on Tuesday, 28 August 2018 for the purpose of considering and approving, inter alia, the interim results of the Company for six months ended 30 June 2018 and the payment of an interim dividend, if any.

By Order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

27 June 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.